Mail Stop 3561

June 19, 2006

Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

>   **Re: J. Crew Group, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed June 14, 2006**
>   **File No. 333-127628**

Dear Ms. Hong:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The Offering, page 4

1. We note that the number of shares of common stock to be outstanding after the offering does not agree to the disclosure on page 100. Please advise or revise.

Capitalization, page 25

2. It does not appear that the pro forma as adjusted amount for common stock is calculated properly assuming the issuance of 18,800,000 shares in the offering and 11,316,000 shares in connection with the conversion and the TPG subscription as disclosed on page 100. Please revise common stock and additional paid-in capital amounts as appropriate.

3. As you adopted FAS 123(R) effective January 29, 2006, please revise to eliminate unearned compensation against additional paid-in capital. Please refer to paragraph 74 of SFAS 123(R).

Management

Options Grants in Last Fiscal Year, page 74

4. Please refer to comment 1 in our letter dated January 12, 2006. We note your response indicating that you would use the initial public offering price for these tables. It appears that there is a substantial disparity between the option exercise price and the proposed public offering price. As requested previously, please alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. See Section IV.C of SEC Release 33-7009.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Financial Statements, page 34

5. Please disclose how you calculated pro forma basic and diluted earnings per share amounts for each period presented. In doing so, please disclose the assumptions used to compute the pro forma weighted average number of shares outstanding, including dilutive potential common shares included in the computation of pro forma diluted earnings per share. Please also disclose the number of potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been anti-dilutive.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-4

6. Please tell us whether you recognized any excess tax benefits during the period and, if so, how you accounted for the excess tax benefits, including classification in your statements of cash flows. See paragraph 68 of SFAS 123(R).

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3. Share-Based Payments, page F-5

7. Please disclose the total fair value of shares vested during the first quarter of fiscal 2005 and 2006. Please refer to paragraph A240(c)(2) of SFAS 123(R).

8. You disclose that deferred compensation associated with restricted stock was $2.5 million at April 26, 2006. As you adopted FAS 123(R) effective January 29, 2006, please revise to disclose that the amount represents the total compensation costs related to non-vested restricted stock awards not yet recognized. Please also disclose the weighted-average period over which the total compensation cost is expected to be recognized. Please refer to paragraph A240(h) of SFAS 123(R).

9. Please provide us with an updated schedule of stock options issued since September 7, 2005 showing the number of stock options issued, their dates of grant and their exercise prices as compared to the fair value of your common stock on the dates of grant. Please tell us how you determined the fair value of your common stock on the issuance dates and the fair value of your common stock used in your Black-Scholes computations, if different. Please also provide us with a discussion of the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date of the options and the date you filed your registration statement that caused an increase in the fair value of your stock. Finally, please provide us a timeline of discussions, formal or informal, with the underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Exhibits

10. Please file the consent of the director nominee Mary Ann Casati. See Rule 438 of Regulation C and Item 601(b)(23) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey D. Karpf, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       Fax: (212) 225-3999